RATIO OF EARNINGS TO FIXED CHARGES

Praxair, Inc. and Subsidiaries

Exhibit 12.01

(Dollar amounts in millions, except ratios)	Year Ended December 31,
	2010	2009	2008	2007	2006
Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$1,964	$1,442	$1,685	$1,613	$1,364
Capitalized interest	(62)	(55)	(44)	(35)	(21)
Depreciation of capitalized interest	18	17	17	15	14
Dividends from less than 50%-owned companies carried at equity	9	11	24	8	9

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$1,929	$1,415	$1,682	$1,601	$1,366

Fixed charges
Interest on long-term and short-term debt	$118	$133	$198	$173	$155
Capitalized interest	62	55	44	35	21
Rental expenses representative of an interest factor	37	37	37	34	32

Total fixed charges	$217	$225	$279	$242	$208

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees plus total fixed charges	$2,146	$1,640	$1,961	$1,843	$1,574

RATIO OF EARNINGS TO FIXED CHARGES	9.9	7.3	7.0	7.6	7.6